Exhibit 99.1

June 6, 2016

The Manager – Listing
BSE Limited
(BSE: 507685)	022 22723121

The Manager – Listing
National Stock Exchange of India Limited.	022 26598237
(NSE: WIPRO)

The Market Operations,
NYSE, New York	0012126565780
(NYSE: WIT)

Dear Sirs,

Sub: Updates regarding the buyback of upto 4,00,00,000 (Four Crores) fully paid up Equity Shares of the Company of the face value of Rs. 2 (Rupees Two only) each at Rs. 625 (Rupees Six Hundred and Twenty Five Rupees only) per Equity Share (“Buyback”)

This is to inform you that the Company, has through letter dated June 3, 2016 (the “Observation Letter”), received final observations from the Securities and Exchange Board of India on the Draft Letter of Offer for the Buyback dated April 29, 2016. In accordance with the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998, the Company will dispatch the Letter of Offer for the Buyback to eligible shareholders appearing on the record date of May 6, 2016, on or before June 10, 2016.

You are requested to take note of the following schedule of activities in relation to the Buyback:

Date of Opening of the Buy Back Offer Period	Friday, June 17, 2016

Date of Closing of the Buy Back Offer Period	Thursday, June 30, 2016

Last date and time for receipt of the completed Tender Forms and other specified documents including physical share certificates by the Registrar and Transfer Agent	Saturday, July 2, 2016 by 5 PM

Last date of Settlement of bids on the Stock Exchange	Tuesday, July 12, 2016

This is for your information and record.

Thanking you,

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL: As above.